NO ACT

NO
1-18-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005669

February 2, 2011

Kip A. Weissman
Luse Gorman Pomerenk & Schick
5335 Wisconsin Avenue, N.W., Suite 780
Washington, DC 20015

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2-2-11

Re: ES Bancshares, Inc.
Incoming letter dated January 18, 2011

Dear Mr. Weissman:

This is in response to your letters dated January 18, 2011 and January 27, 2011 concerning the shareholder proposal submitted to ES Bancshares by Leslie M. Apple and the Melissa Brown Trust UA 12-1-83. We also have received letters from Leslie M. Apple dated January 24, 2011 and February 1, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Leslie M. Apple

*** FISMA & OMB Memorandum M-07-16 ***

February 2, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ES Bancshares, Inc.
Incoming letter dated January 18, 2011

The proposal seeks to remove members of ES Bancshares' board of directors.

There appears to be some basis for your view that ES Bancshares may exclude the proposal under rule 14a-8(i)(8). In this regard, we note that the proposal relates to an election for membership on ES Bancshares' board of directors. Accordingly, we will not recommend enforcement action to the Commission if ES Bancshares omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

LESLIE M. APPLE

*** FISMA & OMB Memorandum M-07-16 ***

February 1, 2011

Via E-Mail

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: **ES Bancshares, Inc. (File No. 000-52178) [the Company"]**
Shareholder Proposal (the "Proposal") of Leslie M. Apple and the Melissa Brown Trust UA 12-1-83 (collectively, the "Proposing Shareholders")

Dear Ladies and Gentlemen:

This letter is submitted on behalf of both Proposing Shareholders and in response to the letter dated January 27, 2011 (the "Luse Gorman Letter") submitted to the Securities and Exchange Commission (the "Commission") by Luse Gorman Pomerick & Schick ("Luse Gorman") counsel to the Company requesting "confirmation that the Staff will not recommend any enforcement action if the Proposal is omitted from the Company's 2011 Proxy Materials." The Luse Gorman Letter was transmitted to the undersigned by First Class Mail and was received yesterday, January 31.

Contrary to the Luse Gorman assertions, the Proposing Shareholders are not conducting a campaign or questioning business judgment. The Proposal is simply and directly the exercise of shareholder rights affirmatively provided by the Company, and the exercise is at the intended time and in compliance with law and the Company's operative documents.

The Luse Gorman Letter also seeks to distract by generalizing the issue beyond the specific facts. It is also somewhat disingenuous given the fact that Luse Gorman is the author of the shareholder protective provisions they seek to circumvent. The Company is a small '34 Act reporting company operating in a highly regulated industry. The equities clearly weigh in favor of transparency, and the incremental expense of including the Proposal in the proxy materials will be negligible.

The Proposing Shareholders also request that in the event the Commission finds the Proposal in any way defective, that the Proposing Shareholders be allowed the opportunity to modify the Proposal.

Thank you for your consideration. Please direct any questions for the Proposing Shareholders to the undersigned at *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Leslie M. Apple

cc: Melissa Brown Trust
Kip A. Weissman, Esq.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.LuseLaw.com

WRITER'S DIRECT DIAL NUMBER
(202) 274-2029

WRITER'S E-MAIL
kweissman@luselaw.com

January 27, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ES Bancshares, Inc. (File No. 000-52178)
Shareholder Proposal of Leslie M. Apple
Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

On behalf of ES Bancshares, Inc. (the "Company"), we are writing to reply to the letter dated January 24, 2011 by Leslie M. Apple, a former director of the Company (the "Response Letter"). The Response Letter was written in response to our letter dated January 18, 2011 (the "No-Action Request") requesting a "no-action" position from the staff of the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") in connection with the Company's proposed omission of a shareholder proposal (the "Proposal") submitted by Mr. Apple and the Melissa Brown Trust UA 12-1-83 (collectively, the "Proponents") for inclusion in the proxy materials the Company intends to distribute in connection with its 2011 Annual Meeting of Shareholders (the "2011 Proxy Materials").

As set forth in the No-Action Request, the Company intends to exclude the Proposal in reliance on Rule 14a-8(i)(8) of the Securities Exchange Act of 1934, which permits the exclusion of shareholder proposals "relat[ing] to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." The Proposal requests the removal of two current directors of the Company. As discussed in the No-Action Request, the Staff has consistently concurred in the exclusion under Rule 14a-8(i)(8) of shareholder proposals that seek to remove a particular director or that question the business judgment of a director to serve on the board, regardless of whether such removal is permissible under state law or the registrant's articles and bylaws.

The Response Letter contends that the Proposal should not be excluded from the 2011 Proxy Materials because the Company's Articles of Incorporation allow for the removal of directors by shareholder action. The Response Letter also notes that Maryland corporate law, which is applicable to the Company as a Maryland-chartered corporation, also permits the removal of directors by shareholder action. Thus, the Response Letter claims, the exclusion of the Proposal "will eviscerate the powers intentionally given to and adopted by the Company's shareholders" and "effectively render these rights meaningless."

The Proponents' argument, in essence, is that a registrant must include in its proxy materials *any* proposal that relates to a permissible corporate matter. This has never been the position of the Securities and Exchange Commission. Indeed, in promulgating Rule 14a-8, the Securities and Exchange Commission explicitly recognized that many types of shareholder proposals—including those permissible for shareholders under state law—may be excluded from a company's proxy materials. In this regard, Rule 14a-8 specifically provides for the exclusion of, among other types of shareholder proposals, proposals that relate to a personal claim or grievance (Rule 14a-8(i)(4)), proposals that relate to operations accounting for less than 5 percent of a company's total assets (Rule 14a-8(i)(5)), and, as noted herein and in the No-Action Request, proposals that relate to the election of directors (Rule 14a-8(i)(8)). Accordingly, notwithstanding the argument in the Response Letter, the exclusion of the Proposal from the 2011 Proxy Materials is permissible and appropriate under Rule 14a-8(i)(8).

* * * * *

For the foregoing reasons and the reasons set forth in the No-Action Request, we respectfully request confirmation that the Staff will not recommend any enforcement action if the Proposal is omitted from the Company's 2011 Proxy Materials.

Please direct any questions regarding the foregoing to the undersigned at (202) 274-2029.

Sincerely,



Kip A. Weissman

Enclosures
cc: Thomas D. Weddell
Leslie M. Apple
Melissa Brown Trust

F:\clients\1225\11 Ann Mtg\L SEC response re shareholder proposal.doc

LESLIE M. APPLE

*** FISMA & OMB Memorandum M-07-16 ***

January 24, 2011

Via E-Mail and Federal Express

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: **ES Bancshares, Inc. (File No. 000-52178) [the Company"]**
Shareholder Proposal of Leslie M. Apple and the
Melissa Brown Trust UA 12-1-83 (collectively, the
"Proposing Shareholders")

Dear Ladies and Gentlemen:

This letter is submitted on behalf of both Proposing Shareholders and in response to the letter dated January 18, 2011 (the "Company's Opposition Letter") submitted to the Securities and Exchange Commission (the "Commission") by counsel to the Company requesting "confirmation that the Commission will not recommend enforcement action" if the Company omits from it proxy statement for its 2011 Annual Meeting of Shareholders (the "2011 Proxy Statement") the shareholder proposal referenced in the Company's Opposition Letter, which the Proposing Shareholders duly noticed and have duly requested be included in the 2011 Proxy Statement (the "Proposal"). Please note the Proposing Shareholders received the Company's Opposition Letter on Thursday, January 20, 2011, via regular mail.

Article 7 of the Company's Article of Incorporation contains the following subsection D:

"D. Removal. Subject to the rights of the holders of any series of Preferred Stock then outstanding, any **[emphasis added]** *director, or the entire Board of Directors, may be removed* **[emphasis added]** *from office at any time* **[emphasis added]**, *but only for cause* **[emphasis added]** *and only by the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors* **[emphasis added]** *(after giving effect to the provisions of Article 5 hereof) voting together as a single class."*

The Company is incorporated in the State of Maryland. Attached to this letter as Exhibit A is a photocopy of Section 2-406 of the Maryland Code (Corporations and Associations), the Maryland law governing removal of directors. Subsection (a) of 2-406 authorizes the stockholders of a Maryland corporation to remove *"any director, with or without cause, by the affirmative vote of a majority of the votes entitled to be cast generally for the election of directors.."*

As permitted by the Maryland Code, in its Article of Incorporation the Company modified Section 2-406 to restrict shareholder removal of a director for cause only, and also imposed an 80% affirmative shareholder vote requirement The Company elected, however, not to define the meaning of the words "for cause" in Article 7, D. of its Articles of Incorporation

The Company's directors and shareholders, as well as the Maryland Code, have affirmatively authorized the substance of the Proposal. The Company's Articles of Incorporation and By-Laws were adopted by its Board of Directors and shareholders in connection with forming a holding company structure for the Company's already publicly traded wholly-owned subsidiary, Empire State Bank. That is, the governing organizational documents were intended to be applied in the context of a '34 Act reporting company.

Accordingly, to allow the Company to exclude the Proposal from its 2011 Proxy Statement will eviscerate the powers intentionally given to and adopted by the Company's shareholders. To exclude the Proposal will effectively render these rights meaningless. The Company made the rules and is now trying to avoid them.

Contrary to the assumption in the Company's Opposition Letter, the Proposing Shareholders are not conducting a campaign or questioning business judgment. The Company's reliance on Rule 14a-8(i)(8) is similarly misguided. The Proposal is simply and directly the exercise of rights affirmatively provided by the Company, and the exercise is at the precise time contemplated by the Certificate of Incorporation, which is "any time," and in this case the logical time - the annual meeting.

The Proposing Shareholders also request that in the event the Commission finds the Proposal in any way defective, that the Proposing Shareholders be allowed the opportunity to modify the Proposal.

Thank you for your consideration. Please direct any questions for the Proposing Shareholders to the undersigned at *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Leslie M. Apple

cc: Melissa Brown Trust
Kip A. Weissman, Esq.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.LuseLaw.com

WRITER'S DIRECT DIAL NUMBER
(202) 274-2029

WRITER'S E-MAIL
kweissman@luselaw.com

January 18, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ES Bancshares, Inc. (File No. 000-52178)
Shareholder Proposal of Leslie M. Apple
Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

On behalf of ES Bancshares, Inc. (the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are writing with respect to the shareholder proposal submitted to the Company on January 5, 2011 by Leslie M. Apple, a former director of the Company, and the Melissa Brown Trust UA 12-1-83 (collectively, the "Proponents") for inclusion in the proxy materials the Company intends to distribute in connection with its 2011 Annual Meeting of Shareholders (the "2011 Proxy Materials"). The proposal and its supporting statement (collectively, the "Proposal") are attached hereto as Exhibit A. We respectfully request confirmation that the staff of the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on Rule 14a-8, the Company omits the Proposal from its 2011 Proxy Materials.

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, we have:

- Filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- Concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. Accordingly, by this letter we inform the Proponents that, if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that Anthony P. Costa and Philip Guarnieri be "removed for cause" as directors of the Company. Mr. Costa is the Chairman of the Board of Directors of the Company and Mr. Guarnieri is the President of the Company and a director. Among other things, the Proposal claims that:

- "Messrs Costa and Guarnieri negligently allowed the Corporation to lose $1 million by investing Corporation funds in a certificate of deposit issued by a small bank and then not prudently monitoring the issuer's financial condition. The bank failed and the Corporation forfeited $1 million."

- "As the Corporation's two most senior Executive Board Members and senior executives, Messrs Costa and Guarnieri have failed to implement the Corporation's business plan as described in the Empire State Bank Prospectus which was used to raise the funding to capitalize Empire State Bank."

- "Since the inception of Empire State Bank, the Bank and the Corporation have together incurred net operating losses of approximately $9.5 million under the leadership of Messrs Costa and Guarnieri, a substantial percentage of which, upon information and belief, is attributable to compensation paid to Messrs Costa and Guarnieri."

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(8), which permits the exclusion of shareholder proposals "relat[ing] to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election."

The Commission has stated that the principal purpose of Rule 14a-8(i)(8) "is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns . . ." Exchange Act Release No. 12598 (July 7, 1976). Moreover, the Staff has consistently concurred in the exclusion under Rule 14a-8(i)(8) of shareholder proposals that seek to remove a particular director or that question the business judgment of a director to serve on the board. The Proposal explicitly targets Anthony P. Costa and Philip Guarnieri for removal from the Company's Board of Directors and questions their business judgment. Thus, we believe that the Proposal is excludable from the 2011 Proxy Materials in reliance on Rule 14a-8(i)(8) as relating to the election of a director to the Board.

Director Removal – No Action Letters. The Staff has consistently permitted companies to exclude shareholder proposals that request the removal or resignation of one or more specific directors. For example, in *Commonwealth Biotechnologies, Inc.* (avail. Dec. 28, 2010), the Staff concurred with the exclusion of a shareholder proposal that requested the removal of specific directors. *See also Marriott International, Inc.* (avail. Mar. 12, 2010) (permitting exclusion of a proposal that sought the removal of two directors standing for reelection); *CA, Inc.* (avail. June 20, 2006) (same); *Second Bancorp Inc.* (avail. Feb. 12, 2001) (permitting exclusion of a proposal that called for the resignation of an incumbent director); *U.S. Bancorp* (avail. Feb. 27, 2000) (granting no-action relief for a proposal that mandated the removal of the company's officers and directors); *Staodyn, Inc.* (avail. Feb. 9, 1998) (allowing exclusion of a proposal that recommended the removal of non-employee members of the board for cause); *ChemTrak Inc.* (avail. Mar. 10, 1997) (concurring in the omission of a proposal that requested the board of directors to accept the resignation of the current chairman). As in these letters, the Proposal is excludable under Rule 14a-8(i)(8) because it requests the removal of directors of the Company.

Questioning Business Judgment – No Action Letters. The Staff has consistently allowed exclusion under Rule 14a-8(i)(8) of shareholder proposals that appear to "question the business judgment" of a director to serve on the board. *See Brocade Communication Systems, Inc.* (avail. Jan. 31, 2007) (shareholder proposal criticizing directors who ignore certain shareholder votes was excludable); *Exxon Mobil Corp.* (avail. Mar. 20, 2002) (shareholder proposal condemning the chief executive officer for causing "reputational harm" to the company and for "destroying shareholder value" was excludable); *AT&T Corp.* (avail. Feb. 13, 2001) (shareholder proposal criticizing the board chairman, who was the chief executive officer, for company performance was excludable); *Honeywell International Inc.* (avail. Mar. 2, 2000) (shareholder proposal making directors who fail to enact resolutions adopted by shareholders ineligible for election was excludable). As in these letters, the Proposal is excludable under Rule 14a-8(i)(8) because it questions the suitability of Messrs. Costa and Guarnieri to serve on the board of directors of the Company.

2007 Exchange Act Release. In *Shareholder Proposals Relating To The Election of Directors*, Exchange Act Release No. 56914 (December 6, 2007) (the "2007 Release"), the Staff confirmed at Note 56 that "a proposal relates to 'an election for membership on the company's board of directors or analogous governing body' and, as such, is subject to exclusion under Rule 14a-8(i)(8) if it could have the effect of . . .

- Removing a director from office before his or her term expires: [or]

- Questioning the competence or business judgment of one or more directors; . . ."

Recently Adopted Amendments to Rule 14a-8. The Commission recently adopted an amendment to Rule 14a-8(i)(8) to expressly allow for the exclusion of a proposal that, among other things:

(i) Would remove a director from office before his or her term expired;

(ii) Questions the competence, business judgment, or character of one or more nominees or directors.

Release Nos. 33-9136, 34-62764 (September 16, 2010), 75 Fed. Reg. 56,668, 56,730. The Commission has explained that the amendment "was not intended to change the staff's prior interpretations or limit the application of the exclusion; it was intended to provide more clarity to companies and shareholders regarding the application of the exclusion." *Id.* at 56,731. As a result, although the Commission has stayed the effectiveness of the amendment pending judicial review of recent changes to the Commission's proxy and related rules, we believe that it provides further evidence of the SEC's views on these issues.

* * * * *

For the foregoing reasons, we respectfully request confirmation that the Staff will not recommend any enforcement action if the Proposal is omitted from the Company's 2011 Proxy Materials.

Please direct any questions regarding the foregoing to the undersigned at (202) 274-2029.

Sincerely,



Kip A. Weissman

Enclosures
cc: Thomas D. Weddell
Leslie M. Apple
Melissa Brown Trust

F:\clients\1225\11 Ann Mtg\L SEC re shareholder proposal.doc

EXHIBIT A

January 5, 2011

Via Federal Express

Corporate Secretary
ES Bancshares, Inc.
68 North Plank Road
Newburgh, NY 12550

This letter is a notice of a stockholder proposal (the "Proposal") to be presented at the next annual meeting of ES Bancshares, Inc. (the "Corporation"), which the undersigned requests be included in the Corporation's proxy materials for the Corporation's 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting"). The Proposal is intended to comply with the definition and requirements of the term "proposal" as described in Rule 14a-8 of the Securities Exchange Act of 1934.

The Proposal is submitted by Leslie M Apple, *** FISMA & OMB Memorandum M-07-16 *** and the Melissa Brown Trust UA 12-1-83 (the "Melissa Brown Trust")** FISMA & OMB Memorandum M-07-16 **, each of whom is a beneficial owner of shares of the Corporation's voting common stock ("shares"). As evidenced by the enclosed copies of the most recently issued account statements, Leslie M Apple is and has continuously since October 10, 2008, been the beneficial owner of 2,500 shares, currently held of record by Deutsche Bank Alex. Brown, a division of Deutsche Bank Securities, Inc. ("Deutsche Bank") and the Melissa Brown Trust has continuously since 2006 been the beneficial owner of 8,750 shares, currently held of record by Deutsche Bank. Since 2006, Leslie M. Apple also has and continues to be the beneficial owner of 25,000 shares , all of which were issued by the Corporation as part of its initial issuance of its common stock and all of which have been reported to the Securities and Exchange Commission in filings made by the Corporation.

The Proposal is as follows:

RESOLVED, *that effective on the date of the approval of this resolution as provided in Article 7.D. of the Corporation's Articles of Incorporation, Anthony P. Costa and Philip Guarnieri be and each of them hereby is removed for cause as Directors of the Corporation.*

<u>*Reasons for conducting this business at the annual meeting:*</u> *In our opinion,*

1. *From the inception of the Corporation, the annual meeting is the occasion for the stockholders of the Corporation to vote on matters for its consideration.*
2. *Mr. Costa has been the chairman of the Corporation's Board of Directors since its inception, and Mr. Guarnieri , as the Corporation's President, has been an influential member of the Board .*
3. *Messrs Costa and Guarnieri negligently allowed the Corporation to lose $1 million by investing Corporation funds in a certificate of deposit issued by a small bank and then not prudently monitoring the issuer's financial condition. The bank failed and the Corporation forfeited $1 million.*

4. *As the Corporation's two most senior Executive Board Members and senior executives, Messrs Costa and Guarnieri have failed to implement the Corporation's business plan as described in the Empire State Bank Prospectus which was used to raise the funding to capitalize Empire State Bank.*
5. *Since inception of Empire State Bank, the Bank and the Corporation have together incurred net operating losses of approximately $9.5 million under the leadership of Messrs Costa and Guarnieri, a substantial percentage of which, upon information and belief, is attributable to compensation paid to Messrs Costa and Guarnieri. [End of Proposal]*

Neither of the stockholders submitting this Proposal has any material interest in the business of the Corporation or in this Proposal other than that of a stockholder of the Corporation, and we intend to appear in person or by proxy at the annual meeting.

Enclosed with this notice are the following documents:

- December 2010 account statement (redacted) issued by Deutsche Bank to Leslie M. Apple
- December 2010 account statement (redacted) issued by Deutsche Bank to the Melissa Brown Trust
- The written statement of Leslie M Apple that he intends to continue to hold his shares through the date of the 2011 Annual Meeting
- The written statement of the Melissa Brown Trust that it intends to continue to hold its shares through the date of the 2011 Annual Meeting

Sincerely,



Leslie M. Apple

Melissa Brown Trust

By: ____________________

Trustee

January 5, 2011

Corporate Secretary
ES Bancshares, Inc.
68 North Plank Road
Newburgh, NY 12550

Dear Sir or Madam:

I hereby state that I intend to continue to hold, at least through the date of your 2011 annual meeting of stockholders, all securities issued by ES Bancshares, Inc. of which I am currently the record or beneficial owner.

Sincerely,



Leslie M. Apple

January 5, 2011

Via Federal Express

Corporate Secretary
ES Bancshares, Inc.
68 North Plank Road
Newburgh, NY 12550

This letter is a notice of a stockholder proposal (the "Proposal") to be presented at the next annual meeting of ES Bancshares, Inc. (the "Corporation"), which the undersigned requests be included in the Corporation's proxy materials for the Corporation's 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting"). The Proposal is intended to comply with the definition and requirements of the term "proposal" as described in Rule 14a-8 of the Securities Exchange Act of 1934.

The Proposal is submitted by Leslie M Apple, *** FISMA & OMB Memorandum M-07-16 *** and the Melissa Brown Trust UA 12-1-83 (the "Melissa Brown Trust"),*** FISMA & OMB Memorandum M-07-16 *** each of whom is a beneficial owner of shares of the Corporation's voting common stock ("shares"). As evidenced by the enclosed copies of the most recently issued account statements, Leslie M Apple is and has continuously since October 10, 2008, been the beneficial owner of 2,500 shares, currently held of record by Deutsche Bank Alex. Brown, a division of Deutsche Bank Securities, Inc. ("Deutsche Bank") and the Melissa Brown Trust has continuously since 2006 been the beneficial owner of 8,750 shares, currently held of record by Deutsche Bank. Since 2006, Leslie M. Apple also has and continues to be the beneficial owner of 25,000 shares , all of which were issued by the Corporation as part of its initial issuance of its common stock and all of which have been reported to the Securities and Exchange Commission in filings made by the Corporation.

The Proposal is as follows:

RESOLVED*, that effective on the date of the approval of this resolution as provided in Article 7.D. of the Corporation's Articles of Incorporation, Anthony P. Costa and Philip Guarnieri be and each of them hereby is removed for cause as Directors of the Corporation.*

Reasons for conducting this business at the annual meeting: In our opinion,

1. *From the inception of the Corporation, the annual meeting is the occasion for the stockholders of the Corporation to vote on matters for its consideration.*
2. *Mr. Costa has been the chairman of the Corporation's Board of Directors since its inception, and Mr. Guarnieri , as the Corporation's President, has been an influential member of the Board .*
3. *Messrs Costa and Guarnieri negligently allowed the Corporation to lose $1 million by investing Corporation funds in a certificate of deposit issued by a small bank and then not prudently monitoring the issuer's financial condition. The bank failed and the Corporation forfeited $1 million.*

4. *As the Corporation's two most senior Executive Board Members and senior executives, Messrs Costa and Guarnieri have failed to implement the Corporation's business plan as described in the Empire State Bank Prospectus which was used to raise the funding to capitalize Empire State Bank.*
5. *Since inception of Empire State Bank, the Bank and the Corporation have together incurred net operating losses of approximately $9.5 million under the leadership of Messrs Costa and Guarnieri, a substantial percentage of which, upon information and belief, is attributable to compensation paid to Messrs Costa and Guarnieri. [End of Proposal]*

Neither of the stockholders submitting this Proposal has any material interest in the business of the Corporation or in this Proposal other than that of a stockholder of the Corporation.

Enclosed with this notice are the following documents:

- December 2010 account statement (redacted) issued by Deutsche Bank to Leslie M. Apple
- December 2010 account statement (redacted) issued by Deutsche Bank to the Melissa Brown Trust
- The written statement of Leslie M Apple that he intends to continue to hold his shares through the date of the 2011 Annual Meeting
- The written statement of the Melissa Brown Trust that it intends to continue to hold its shares through the date of the 2011 Annual Meeting

Sincerely,

Leslie M. Apple

Melissa Brown Trust

By: 
Trustee

January 5, 2011

Corporate Secretary
ES Bancshares, Inc.
68 North Plank Road
Newburgh, NY 12550

Dear Sir or Madam:

I hereby state that I intend to continue to hold, at least through the date of your 2011 annual meeting of stockholders, all securities issued by ES Bancshares, Inc. of which I am currently the record or beneficial owner.

Sincerely,
Melissa Brown Trust UA 12-1-83

By: 
Trustee

*** FISMA & OMB Memorandum M-07-16 ***

Jun 20 10 04:47p BROWN